December 20, 2023	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209
VIA EDGAR	mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
Filed October 27, 2023
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 27, 2023 regarding the Company’s registration statement on Form S-1 submitted to the Commission on October 27, 2023 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Staff’s comments are repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Risk Factors

The Spin-Off could result in significant tax liability..., page 17

1.	Please state in this risk factor that it is the opinion of counsel that the distribution will qualify as tax-free under Section 355 of the U.S. Code.

RESPONSE: The Company acknowledges the Staff’s comment and this risk factor has been revised to reference the opinion delivered by outside counsel to Company as to the tax-free nature of the Spin-Off.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission

December 20, 2023

Business

Sourcing and Vendors, page 27

2.	We note your disclosure that UNFI is your primary supplier “of dry grocery and frozen food products, accounting for approximately 36% and 25% of our total purchases in fiscal 2022 and 2021.” Please disclose the material terms to your agreement with this supplier and file the agreement as an exhibit to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and certain materials terms of our UNFI agreement with HCWC have been included on page 27. In addition, we intend to file our agreement with UNFI and a related amendment as an exhibit to a subsequent amendment to the Registration Statement.

Executive Compensation, page 47

3.	Please revise this section to provide the disclosure required by Item 402 of Regulation S-K for the named executive officers and directors. Please also file any employment agreements entered into with the officers and directors as exhibits to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and the Company has added the disclosures on pages 47 and 51 required under Item 402 of Regulation S-k for the Company’s named executive officers and director. The Company has not entered into any employment agreements with any of the named executive officers or directors.

Background of Spinoff, page 58

4.	You disclose that the “financial terms” of the Spin-Off were primarily based on a valuation performed by an independent industry valuation firm, and that the derived valuation of $94 million for HCWC is based on a discounted cash flow analysis projecting cash flows over a 5-year period and using a discount factor based on the cost of capital, and that the Distribution Ratio was based partially on the HCWC valuation. Please tell us your consideration of including the name of the valuation firm and filing a consent from the firm in your registration statement in accordance with Rule 436 of Regulation C. Refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations. Please also address how the various valuation methods, such as the discounted cash flow analysis, were used in determining the valuation of HCWC, including any significant assumptions or estimates used in the valuation.

RESPONSE: The Company acknowledges the Staff’s comment and this section has been revised on page 58 to include factors that the Company’s Board has relied upon in its current determination of the Distribution Ratio, including the advice of Maxim and other advisors.

Exclusive Forum, page 58

United States Securities and Exchange Commission

December 20, 2023

5.	We note your disclosure concerning the exclusive forum provision in your amended and restated certificate of incorporation. Please file your amended and restated certificate of incorporation as an exhibit. Please also add a risk factor to your filing reflecting the risk to shareholders of your exclusive forum provision.

RESPONSE: The Company acknowledges the Staff’s comment and a risk factor has been included on page 22 with respect to the HCWC’s Amended and Restated Certificate of Incorporation’s exclusive forum provision. The Amended and Restated Certificate Of Incorporation has been filed as Exhibit 3.3 to Amendment No. 1 to the Form S-1 filed on October 30, 2023 (File No. 333-274435).

PART II

Item 16. Exhibits and Consolidated Financial Statement Schedules, page II-3

6.	Please file the Separation Agreement as an exhibit to your registration statement or tell us why you do not believe you are required to file it. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and we have filed the Separation and Distribution Agreement as Exhibit 10.8 to Registration Statement on Form S-1/A (333-274435).

General

7.	Please disclose, if accurate, that the Series E Preferred Stock does not give the holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred Stock for HCWC, as the Series E Preferred Stock was issued by HCMC. In addition, it appears that you will have Class A common stock, Class B common stock, and Series A Preferred Stock. Please clarify, if true, that the Class A common stock and Class B common stock have the same rights, preferences and privileges. With respect to the Series A Preferred Stock, please tell us whether the voting rights attached to the Series A is different from the voting rights attached to the Class A common stock. If so, revise your risk factors, cover page and the section entitled Description of HCWC’s Capital Stock to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also file the instrument defining the rights of Series A Preferred Stockholders, or tell us why you do not believe you are required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and we confirm that the HCMC Series E Preferred Stock does not give the Series E holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred Stock of HCWC. With respect to your other inquiries, we offer the following responses:

●	The shares of Class A and Class B common stock have the same rights, preferences and privileges and we have stated on the prospectus cover page and page 55.

●	The Series A Preferred Stock will have the same voting rights as the Class A common stock, as the shares of Series A Preferred Stock are voted on an as converted basis.

●	The Certificate of Designations, Preferences and Rights of the Series A Preferred Stock has been filed as Exhibit 3.3 to Amendment No. 1.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet